Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund April 2010 Update
May 20, 2010

Supplement dated May 20, 2010 to Prospectus dated April 1, 2010
Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.8%	-1.9%	$65.1M	$1,398.78
B	1.7%	-2.1%	$653.5M	$1,199.05
Legacy 1	1.8%	-1.4%	$6.0M	$952.26
Legacy 2	1.7%	-1.5%	$5.3M	$949.64
Global 1	1.5%	-2.3%	$7.9M	$935.01
Global 2	1.5%	-2.4%	$14.2M	$930.42
Global 3	1.3%	-3.0%	$83.8M	$911.17
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Fund Announcements
Effective April 1, 2010 Grant Park Fund’s new prospectus is available and contains several updates, including the addition of Amplitude Capital International Ltd as a trading advisor. You can read the new prospectus on our website at www.grantparkfunds.com/sec.

Sector Commentary
Agriculturals/Softs:  Increased international demand for U.S. grains drove corn, wheat, and soybean markets higher.  Improved production forecasts for Brazil and India put pressure on the sugar markets, moving prices nearly 10% lower.  A dispute between Russia and China concerning poultry increased demand for U.S. pork products and drove lean hogs prices up throughout the month.

Currencies: Increased risk-aversion caused by the financial turmoil in Europe moved the U.S. dollar higher against counterparts.  Ongoing concerns about the creditworthiness of several smaller European nations weighed heavily on the euro and Swiss franc.  In New Zealand, strong prospects for economic growth drove the New Zealand dollar higher.

Energy:  Optimism regarding the U.S. economy led to gains in the crude oil markets.  The Energy Information Agency (EIA) reported larger-than-expected draws on U.S. inventories and added to crude oil’s rally.  In the natural gas markets, EIA also reported a reduction in U.S. natural gas rigs, creating a lift in prices.

Equities:  Positive economic indicators, including stronger U.S. home sales in March and improving employment conditions, prompted gains in the U.S. equity markets.  Better-than-expected earnings projections from several key North American firms also moved equities higher.  Asian equity markets declined as investors liquidated positions over concerns the upcoming changes in Chinese lending policy will slow economic growth in the region.

Fixed Income:  Weakness in the global equity markets drove fixed-income prices higher in April.  U.S. Treasury markets rallied as demand for safe-haven assets increased after Standard and Poor’s downgraded Portuguese and Greek debt.

Metals:  Short-term dollar weakness and increased risk aversion increased demand for gold and moved prices higher.  Base metals prices generally moved lower as speculators viewed Europe’s economic situation as an indicator of a slowing global economic recovery.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended April 30, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$17,682,835	$-14,644,395
Change In Unrealized Income (Loss)	2,128,813	18,511,098
Brokerage Commission	-597,497	-2,153,426
Exchange, Clearing Fee and NFA Charges	-39,502	-156,553
Other Trading Costs	-424,592	-1,734,914
Change in Accrued Commission	-1,532	-29,007
Net Trading Income (Loss)	18,748,525	-207,197

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$482,219	$1,051,157
Interest, Other	-56,999	505,281
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	19,173,745	1,349,241

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	317,696	558,748
Operating Expenses	177,187	678,983
Organization and Offering Expenses	201,470	769,720
Brokerage Expenses	4,351,102	16,804,909
Total Expenses	5,047,455	18,812,360

Net Income (Loss)	$14,126,290	$-17,463,119

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$812,258,470	$831,270,498
Additions	18,640,512	59,438,566
Net Income (Loss)	14,126,290	-17,463,119
Redemptions	-9,125,350	-37,346,023
Balance at APRIL 30, 2010	$835,899,922	$835,899,922

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,398.778	46,550.28912	$65,113,507	1.80%	-1.85%
B	$1,199.053	545,041.45647	$653,533,816	1.74%	-2.07%
Legacy 1	$952.255	6,344.62975	$6,041,707	1.77%	-1.44%
Legacy 2	$949.642	5,550.82821	$5,271,299	1.72%	-1.54%
Global 1	$935.008	8,495.44441	$7,943,310	1.52%	-2.28%
Global 2	$930.423	15,246.61993	$14,185,800	1.50%	-2.43%
Global 3	$911.168	91,981.39321	$83,810,483	1.33%	-3.03%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership